Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

 CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with our consolidated financial statements as of December 31, 2012 and 2013 and related notes for the year then ended. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Year ended December 31,
	2013	2012
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	94.4	87.7
Gross profit	5.6	12.3
Research and development expenses	6.5	4.9
Marketing, general and administrative expenses	8.5	7.0
Reorganization costs	0.0	0.9
Amortization related to a lease agreement early termination	1.5	0.0
Operating loss	(10.9)	(0.5)
Interest expenses, net	(6.5)	(5.0)
Other financing expense, net	(5.5)	(4.3)
Other expense, net	(0.2)	(0.2)
Income tax benefit (expense)	1.9	(1.1)
Loss for the Period	(21.2)%	(11.1)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands).

	Year ended December 31,
	2013	2012
Statement of Operations Data:
Revenues	$505,009	$638,831
Cost of revenues	476,900	560,046
Gross profit	28,109	78,785
Research and development expenses	33,064	31,093
Marketing, general and administrative expenses	42,916	44,413
Reorganization costs	--	5,789
Amortization related to a lease agreement early termination	7,464	--
Operating loss	(55,335)	(2,510)
Interest expenses, net	(32,971)	(31,808)
Other financing expense, net	(27,838)	(27,583)
Other expense, net	(904)	(1,042)
Income tax benefit (expense)	9,388	(7,326)
Loss for the period	$(107,660)	$(70,269)

Year Ended December 31, 2013 compared to Year Ended December 31, 2012

Revenues. Revenue for the year ended December 31, 2013 amounted to $505.0 million compared to $638.8 million for the year ended December 31, 2012. This decrease in revenues was comprised as follows: (i) the previously disclosed contractual decrease in the volumes of wafers manufactured in our fab in Japan under our committed volume agreement which we entered into with Micron in June 2011 in connection with our acquisition of the Japan fab, resulted in periodic pre-scheduled reductions of revenue from Micron, amounted to $139.4 million lower revenue in 2013 as compared to 2012; (ii) a definitive agreement we entered in November 2009 with an Asian entity for the capacity ramp-up and upgrade of the entity’s eight inch refurbished wafer fabrication facility (see note 16D(2) to our financial statements) resulted in approximately $13.4 million lower revenue in 2013 as compared to 2012; and offset by (iii) $19.0 million increase in revenue in 2013 as compared with 2012, reflecting 5.45% year over year growth in our revenues, excluding items  (i) and (ii) detailed above, from $348.1 million to $367.0 million.

Cost of Revenues. Cost of revenues for the year ended December 31, 2013 amounted to $476.9 million, as compared to $560.0 million for the year ended December 31, 2012. The $83.1 million improvement in cost of revenues was mainly due to efficiency measures and cost reduction measures we put in place, including the workforce reduction executed during the second quarter of 2012, as well as reduced manufacturing contract with Micron described above, mainly in our Japan fab.

Gross Profit. Gross profit for the year ended December 31, 2013 was $28.1 million, as compared to $78.8 million for the year ended December 31, 2012, a decrease of $50.7 million, resulting from the above described $134 million revenue decrease offset by the above described $83 million reduced cost of revenues.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2013 amounted to $33.1 million, as compared to $31.1 million for the year ended December 31, 2012.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the year ended December 31, 2013 amounted to $42.9 million, as compared to $44.4 million for the year ended December 31, 2012.

Reorganization Costs. In 2012, the Company executed a plan of reorganization to increase the efficiency of its Japanese facility, including a reduction in workforce at the facility, resulting in $5.8 million of reorganization costs in the year ended December 31, 2012.

Amortization related to a lease agreement early termination. Operating expenses for the year ended December 31, 2013 included $7.5 million in non-cash amortization expenses related to an early termination of an office building lease contract.

Operating Loss. Operating loss for the year ended December 31, 2013 was $55.3 million, as compared to $2.5 million operating loss for the year ended December 31, 2012, resulting mainly from the above described decrease of $50.7 million in gross profit.

Interest Expenses, Net. Interest expenses, net for the year ended December 31, 2013 were $33.0 million compared to interest expenses, net of $31.8 million for the year ended December 31, 2012.

Other Financing Expenses, Net. Other financing expenses, net for the year ended December 31, 2013 were $27.8 million compared to other financing expenses, net of $27.6 million for the year ended December 31, 2012. Financing expenses, net composition is described in details in Note 19B to the consolidated financial statements as of December 31, 2013.

Income Tax Benefit. Income tax benefit resulting from some portions of the losses before taxes, amounted to $9.4 million in the year ended December 31, 2013 as compared to $7.3 million income tax expense for the year ended December 31, 2012.

Loss. Loss for the year ended December 31, 2013 was $107.7 million as compared to $70.3 million for the year ended December 31, 2012. The increase in the net loss was mainly due to the $52.8 million increase in operating loss offset partially by the increase in the income tax benefit as described above.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the year ended December 31, 2013, the exchange rate of the US Dollar in relation to the NIS decreased by 7.0% and the Israeli Consumer Price Index (“CPI”) increased by 1.8% (during the year ended December 31, 2012 there was a decrease of 2.3% in the exchange rate of the US Dollar in relation to the NIS and an increase of 1.6% in the CPI).

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (JPY) in relation to the US Dollar. During the year ended December 31, 2013, the exchange rate of the US Dollar in relation to the JPY increased by 21.8% (during the year ended December 31, 2012 the exchange rate of the US Dollar in relation to the JPY increased by 11.2%).

Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar, JPY and NIS. Our expenses and costs are denominated in NIS, US Dollar, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of December 31, 2013, we had an aggregate amount of $122.9 million in cash, cash equivalents and short term deposits, as compared to $133.4 as of December 31, 2012, both figures include $10 million of designated deposits.

During the year ended December 31, 2013, we generated $75 million from operating activities excluding $33 million interest payments and raised approximately $39 million, net, from the 2013 Rights Offering (for further details see also Note 17H to the consolidated financial statements for the year ended December 31, 2013). These cash sources were offset by the investments we made in fixed assets during the year ended December 31, 2013, which aggregated to approximately $82 million, net and the repayment of debt principal payment in the amount of $6.5 million.

As of December 31, 2013, loans from banks are presented in our balance sheet in the amount of $138.7 million, of which $30 million are presented as short-term. As of such date, we presented an aggregate of $214.6 million of debentures in our balance sheet, of which $6.4 million are presented as short-term. See also Note 1 to the consolidated financial statements as of December 31, 2013.